SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
(Name of Issuer)

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PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
-AND-
POINTE COUPEE BANCSHARES, INC.
(Name of Person(s) Filing Statement)

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COMMON STOCK, $2.50 PAR VALUE
(Title of Class of Securities)

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None
(Cusip Number of Class of Securities)

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Mr. Stephen P. David Peoples Bancshares of Pointe Coupee 805 Hospital Road New Roads, LA 70760	Copy to:	Anthony J. Correro, III Correro Fishman Haygood Phelps Walmsley & Casteix 201 St. Charles Ave., Ste. 4600 New Orleans, LA 70170

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.         [X]       The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.         [ ]         The filing of a registration statement under the Securities Act of 1933.

c.         [ ]         A tender offer.

d.         [ ]         None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

===============================================================
TRANSACTION VALUATION                                                 AMOUNT OF
                                                                                                     FILING FEE

$725,637                                                                                             $58.78 ===============================================================

*The filing fee was determined based upon the product of (a) the estimated 21,989 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $33.00 per share of common stock (the "Total Consideration"). The amount required to be paid with the filing of this Schedule 13E-3 equals .0000809 of the Total Consideration.

[X]       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.78
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Peoples Bancshares of Pointe Coupee Parish, Inc.
Date Filed: June 20, 2003

INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Peoples Bancshares of Pointe Coupee Parish, Inc. (the "Company") and Pointe Coupee Bancshares, Inc., a newly-formed, wholly-owned subsidiary of the Company, in connection with the proposed merger (the "Merger") of Pointe Coupee Bancshares, Inc. into the Company, with the Company being the surviving corporation in the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between the Company and New PCB, Inc.

         Upon effectiveness of the Merger, each share of the Company's Common Stock held of record by a shareholder who owns, as of the effective date of the Merger, fewer than 200 shares (201 shares if the address of record is outside the Louisiana Parishes of Pointe Coupee, West Baton Rouge and Iberville) will be converted into the right to receive $33.00 in cash from the Company and (ii) each other share of the Common Stock will not be affected by the Merger and will remain outstanding.

         This Schedule 13E-3 is being filed contemporaneously  with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement"), pursuant to which the shareholders of the Company will be given notice of and asked to approve the Merger and the Merger Agreement and to elect eleven persons to the Board of Directors of the Company, as well as such other matters as may properly come before the Company's 2003 annual shareholders' meeting to be held on August 20, 2003. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

CROSS REFERENCE SHEET

ITEM 1.  SUMMARY TERM SHEET.
(Regulation M-A 1001)

         The information set forth in the sections entitled "Summary Term Sheet" and "Questions and Answers About the Annual Meeting and the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
(Regulation M-A 1002)

         (a) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the section "Proposal 1: Approval of the Merger -- General -- Peoples Bancshares of Pointe Coupee, Inc. and the Bank" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth (i) on page 1 of the Proxy Statement and (ii) in the sections "Summary Term Sheet -- Voting on the Merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (d) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(Regulation M-A 1003(a) - (c))

         (a)(b)(c) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the sections "Proposal 1: Approval of the Merger -- General - The Company and the Bank"; "Proposal 1: Approval of the Merger -- General - Pointe Coupee Bancshares, Inc."; "Proposal 2: Election of Directors - Director Nominee Biographies" and "Executive Officers of the Bank" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.
(Regulation M-A 1004 (a) & (c) - (f))

         (a)(1) Not applicable.

         (a)(2)(i) The information set forth in the sections "Summary Term Sheet -- Overview"; "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Proposal 1: Approval of the Merger -- Structure of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(ii) The information set forth in the section "Summary Term Sheet -- Overview"; "Summary Term Sheet -- The Merger Consideration"; and "Proposal 1: Approval of the Merger -- Structure of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(iii) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger" and "Proposal 1: Approval of the Merger -- Purposes of and Reasons for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(iv) The information set forth in the section "Summary Term Sheet - Voting on the Merger"; "Additional Information About the Annual Meeting -- Vote required to approve the Merger and to Elect Directors"; "Rights of Dissenting Shareholders" and "Material U.S. Federal Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(v) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger" and "Proposal 1: Approval of the Merger --  Structure of the Merger"; "Proposal 1: Approval of the Merger -- Interests of Certain Persons in the Merger"; "Proposal 1: Approval of the Merger - Certain Consequences of the Merger; and Benefits and Detriments to Affiliated and Non-affiliated Shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(vi) Not applicable.

         (a)(2)(vii) The information set forth in the sections "Summary Term Sheet -- Federal Income Tax Consequences" and "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Proposal 1: Approval of the Merger -- Structure of the Merger"; "Proposal 1: Approval of the Merger -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders"; and "Material U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet -- Dissenters' Rights"; "Rights of Dissenting Shareholders" and in the Proxy Statement is hereby incorporated herein by reference.

         (e) The filing person has not made any provisions in connection with the merger proposal to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(Regulation M-A 1005 (a) - (c) & (e))

         (a) Not applicable.

         (b) - (c) The information set forth in the sections "Proposal 1: Approval of the Merger -- Background of the Merger Proposal" and "Certain Relationships and Related Transactions" in the Proxy Statement is hereby incorporated herein by reference.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(Regulation M-A 1006 (b) & (c) (1) - (8))

         (b) The information set forth in the section "Proposal 1: Approval of the Merger -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (c)(1) - (8) The information set forth in the sections "Proposal 1: Approval of the Merger -- Background of the Merger Proposal"; " Proposal 1: Approval of the Merger -- Purposes of and Reasons for the Merger Proposal"; "Proposal 1: Approval of the Merger -- Structure of the Merger"; "Proposal 1: Approval of the Merger - Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders" and "Proposal 2: Election of Directors" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(Regulation M-A 1013)

         (a) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Proposal 1: Approval of the Merger -- Background of the Merger Proposal" and "Proposal 1: Approval of the Merger -- Purposes of and Reasons for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the sections "Proposal 1: Approval of the Merger -- Background of the Merger Proposal" and "Proposal 1: Approval of the Merger -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Proposal 1: Approval of the Merger -- Background of the Merger Proposal"; "Proposal 1: Approval of the Merger -- Purposes of and Reasons for the Merger Proposal"; "Proposal 1: Approval of the Merger -- Structure of the Merger"; "Proposal 1: Approval of the Merger -- Recommendation of our Board of Directors"; "Proposal 1: Approval of the Merger -- Purposes and Reasons of Pointe Coupee Bancshares, Inc. for the Merger Proposal" and "Proposal 1: Approval of the Merger -- Purposes of and Reasons of the Bank for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet - - Purpose, Structure and Effects of the Merger"; "Summary Term Sheet -- Federal Income Tax Consequences"; "Proposal 1: Approval of the Merger -- Structure of the Merger"; "Proposal 1: Approval of the Merger -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders"; "Material U.S. Federal Income Tax Consequences of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
(Regulation M-A 1014)

         (a), (b) The information set forth in the sections "Summary Term Sheet -- Recommendation of our Board of Directors"; "Proposal 1: Approval of the Merger - Special Factors -- Background of the Merger Proposal"; "Proposal 1: Approval of the Merger  -- Financial Fairness"; "Proposal 1: Approval of the Merger  -- Recommendation of our Board of Directors"; "Proposal 1: Approval of the Merger  -- Position of Pointe Coupee Bancshares, Inc. as to the Fairness of the Merger"; "Proposal 1: Approval of the Merger  -- Position of the Bank as to the Fairness of the Merger" and "Appendix B -- Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Voting on the Merger"; "Proposal 1: Approval of the Merger -- Background of the Merger Proposal" and "Proposal 1: Approval of the Merger -- Financial Fairness" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Proposal 1 - Approval of the Merger -- Background of the Merger Proposal"; "Proposal 1: Approval of the Merger - Financial Fairness" and "Proposal 1: Approval of the Merger -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -Recommendation of the Board of Directors" and "Proposal 1: Approval of the Merger -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(Regulation M-A 1015)

         (a), (b), (c) The information set forth in the sections "Summary Term Sheet -- National Capital's Fairness Opinion"; "Questions and Answers About the Annual Meeting and the Merger"; "Proposal 1: Approval of the Merger  -- Financial Fairness" and "Appendix B - Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(Regulation M-A 1007)

         (a), (b) & (d) The information set forth in the sections "Summary Term Sheet -- The Merger Consideration"; "Questions and Answers about the Annual Meeting and the Merger" and "Proposal 1: Approval of the Merger -- Financing of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- The Merger Consideration" and "Proposal 1: Approval of the Merger -- Expenses of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(Regulation M-A 1008)

         (a) The information set forth in the section "Securities Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(Regulation M-A 1012 (d) & (e))

         (d) The information set forth in the sections "Summary Term Sheet -- Voting on the Merger" and "Proposal 1: Approval of the Merger  -- Interests of Certain Persons in the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -- Recommendation of the Board of Directors"; "Proposal 1 - Approval of the Merger  -- Recommendation of our Board of Directors"; "Proposal 1: Approval of the Merger  -- Position of New PCB as to the Fairness of the Merger" and "Proposal 1: Approval of the Merger  -- Position of the Bank as to the Fairness of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
(Regulation M-A 1010(a) - (b))

         (a)(1) and (2) The information set forth in the sections "Where You Can Find More Information"; "Appendix C -- Annual Report on Form 10-K for the Year Ended December 31, 2002"; "Appendix D -- Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(3) and (4) The information set forth in the section "Ratio of Earnings to Fixed Charges and Book Value Per Share" in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(Regulation M-A 1009)

         (a) (b) The information set forth in the section "Additional Information About the Annual Meeting -- Solicitation of Proxies" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
(Regulation M-A 1011(b))

         (b) The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto are incorporated herein by reference.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a) - (d), (f) & (g))

         (a)(i) Preliminary Proxy Statement filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 (incorporated herein by reference to the Proxy Statement).

         (a)(ii) Form of Proxy, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

         (b) Not applicable.

         (c) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement).

         (d) Agreement and Plan of Merger between Peoples Bancshares of Pointe Coupee Parish, Inc. and Pointe Coupee Bancshares, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

         (f) Louisiana Revised Statutes, Title 12, Section 131.

         (g) Not applicable.

SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2003

PEOPLES BANCSHARES OF
POINTE COUPEE PARISH, INC.
By: /s/ STEPHEN P. DAVID
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Name: Stephen P. David
Title: President and Chief Executive Office

POINTE COUPEE BANCSHARES, INC.

By: /s/ STEPHEN P. DAVID
---------------------------------------
Name: Stephen P. David
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number --------------------	Description -------------------------
(a) (i)

Definitive Proxy Statement including all appendices thereto filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 (incorporated herein by reference to the Definitive Proxy Statement).

(a) (ii)	Form of Proxy, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).
(b)	Not applicable.
(c)	Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)	Agreement and Plan of Merger, between Peoples Bancshares of Pointe Coupee Parish, Inc. and Pointe Coupee Bancshares, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).
(f)	Louisiana Revised Statutes Title 12, Section 131
(g)	Not applicable.

RS 12:131

§131. Rights of a shareholder dissenting from certain corporate actions

A. Except as provided in Subsection B of this Section, if a corporation has, by vote of its shareholders *** become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent.***

B. ***

C.(1)(a) Except as provided in Paragraph (4) of this Subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty percent of the total voting power, and the merger *** authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records.

(b) An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(2) Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this Section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock.

(3) Unless the objection, demand, and acknowledgment are made and delivered by the shareholder within the period limited in Paragraphs (1) and (2), he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken.

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(4) ***

D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

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G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

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